Mail Stop 3561

August 27, 2008

Mr. Richard T. Marabito
Chief Financial Officer
5096 Richmond Road
Bedford Heights, Ohio 44146

       Re: **Olympic Steel, Inc.**
               Form 10-K for the year ended December 31, 2007
               Filed March 14, 2008
               File No. 000-23320

Dear Mr. Marabito:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

– Results of Operations, page 22

1. We note from your disclosure that your results of operations section includes a discussion of the changes in gross profit. In light of the fact that your statement of operations does not include a gross profit caption, but does include a line item for cost of materials sold, we believe that you should discuss and analyze net sales and cost of sales (rather than just margins) in your MD&A results of operations section. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate. Please revise future filings accordingly. Also, please expand your discussion of operating expenses to more fully quantify and discuss the changes in the components of operating expenses, such as warehouse and processing, distribution, selling, occupancy, etc.

- Liquidity and Capital Resources, page 23

2. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

3. We note from your disclosure on page 14 and elsewhere that in July 2006 you began a project to implement a new enterprise-wide information system. Please revise MD&A, and particularly the liquidity and capital resources section, in future filings, to discuss the status of the project, the amount incurred to date, and how you have accounted for the costs incurred.

Audited Financial Statements

Statements of Operations, page 30

4. We note that your statements of operations include a separate line item for cost of materials sold (exclusive of depreciation shown below) and warehouse and processing. Further we note that in the MD&A and selected Financial Data sections of your Form 10-K you disclose a gross profit measure which is calculated as net sales less cost of materials sold, exclusive of depreciation. Please provide us more detail of the types of costs included in the "warehouse and processing" line item of the income statement and explain to us how you determine whether a cost is classified as "cost of materials sold" or as "warehouse and processing." Please note that all front-end costs (i.e., inbound freight charges, purchasing and receiving costs, inspecting, internal transfer costs, and warehousing) should be classified as cost of sales. See SEC Staff Speech by Scott Taub at the AICPA 28th National Conference in December 2000 and Chapter 4 of ARB 43.

Notes to the Financial Statements

– General

5. In future filings, please disclose the following information related to the fair value of financial instruments such as debt, accounts receivable, accounts payable, etc.
    ▪ Fair value of financial instruments for which it is practicable to estimate fair value
    ▪ The methods and significant assumptions used to estimate the fair value of financial instruments
    ▪ For financial instruments for which it is concluded that estimating fair value is not practicable, (i) information related to estimating the fair value of the financial instrument (such as the carrying amount, effective interest rate, and maturity) and (ii) the reasons why it is not practicable to estimate fair value
    See paragraphs 10 and 14 of SFAS No. 107 and paragraphs 531-532 of SFAS No. 133.

6. In future filings, please disclose the nature and amount of securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented. See paragraph 40 of SFAS No. 128.

Note 1. Summary of Significant Accounting Policies

– Shipping and Handling Fees and Costs, page 35

7. We note your disclosure that you classify costs incurred for shipping and handling to the customer as "distribution expenses" on the statement of operations. In future filings, please disclose the amount of shipping and handling costs recorded on the statement of operations for each period presented. See paragraph 6 of EITF 00-10.

Note 4. Property and Equipment, page 37

8. We note your disclosure that construction in progress primarily consists of capitalized costs associated with your new information system which is expected to begin implementation in 2008 and other information technology projects and upgrades. Please tell us and disclose in future filings, your accounting policy for software development costs. As part of your response and your revised disclosure, please explain how your policy complies with the guidance in SOP 98-1.

Supplemental Financial Information
– Unaudited Quarterly Results of Operations, page 45

9. Please revise future filings to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the acquisition of PS&W during 2006 and the $2,000 charge for expected obligations under the guarantee of OLP's debt in the second quarter of 2006. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Richard T. Marabito
Olympic Steel, Inc.
August 27, 2008
Page 5

   You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

                 Sincerely,

                 Linda Cvrkel
                 Branch Chief

VIA FACSIMILE (216) 292-3974
Mr. Richard T. Marabito